Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG 151.6MM

FOR IMMEDIATE RELEASE: DECEMBER 5, 2005	No.17/05

IAMGOLD CORPORATION TO ACQUIRE GALLERY GOLD

Toronto, Ontario, December 5, 2005 - The Directors of IAMGOLD Corporation (“IAMGOLD” or “the Company”) and the Directors of Gallery Gold Limited (“Gallery Gold” or “Gallery”) are pleased to announce a proposed scheme of arrangement under which IAMGOLD will acquire all of the shares in Gallery Gold Limited.

Under the scheme, Gallery Gold shareholders will receive one IAMGOLD Corporation share for every twenty two Gallery Gold shares held at the record date1 . Based on the closing prices of Gallery and IAMGOLD Corporation shares on Friday 2 December 2005, the proposed terms equate to a value of 46 cents per Gallery Gold share2 , representing a premium of:

•	25% above the Gallery closing price on Friday 2 December 2005;
•	40% above the one month weighted average share price of Gallery shares; and
•	43% above the three month weighted average share price of Gallery shares prior to 5 December 2005.

The Directors of Gallery Gold unanimously support the proposed scheme and will, in the absence of a superior offer, recommend that all Gallery shareholders vote in favour of the scheme at a meeting of shareholders scheduled for February next year.

Gallery’s largest shareholder, the Lion Selection Group (“Lion”), currently supports the proposed scheme and has notified Gallery that, in the absence of a superior offer, it will vote in favour of the proposed scheme. Lion has today granted an option to IAMGOLD Corporation to acquire Lion’s shares in Gallery, which represents approximately 18.8% of Gallery’s issued capital (see further particulars below).

The Combined Group
Upon implementation of the proposed scheme, the combined IAMGOLD Corporation/Gallery group of companies (“Combined Group”) will have:

➢ an interest in five operating mines in Africa;
➢ 4.6 million ounces of reserves, approximately 14.5 million ounces of resources including reserves (Measured & Indicated - 10.1 moz, Inferred - 4.4moz)3 ;

1  The entitlement to receive IAMGOLD Corporation shares is subject to usual provisions in respect of foreign securities laws. In accordance with usual practice, IAMGOLD Corporation shares to which Gallery shareholders resident in ineligible foreign jurisdictions would otherwise be entitled will be issued to a trustee for sale.
2  Based on the closing price for Gallery shares on the Australian Stock Exchange of A$0.37 and the closing price for IAMGOLD Corporation shares on the Toronto Stock Exchange of C$8.81, at a conversion rate of A$1.00:C$0.87.
3  The reserves and resources referenced are JORC compliant

➢ significant exploration and development prospects in the form of the Buckreef project in Tanzania and the Quimsacocha project in Ecuador;
➢ annual gold production of more than 575,000 ounces4 ; and
➢ approximately US$130 million of cash and bullion with minimal debt5 .

The Combined Group will continue to be headquartered in Toronto, Canada, but will retain a regional and technical office in Perth, Western Australia.

Gallery’s management team will be integrated into the IAMGOLD Corporation business. Gallery’s Chairman, John Shaw, will join the IAMGOLD Corporation Board. Managing Director Hamish Bohannan will join IAMGOLD’s Executive Team and will become Chief Executive Officer of IAMGOLD Australasia.

IAMGOLD Corporation is listed on the Toronto Stock Exchange and the AMEX, but will seek a secondary listing on the ASX to facilitate trading of IAMGOLD Corporation Chess Depositary Interests on the ASX.

Gallery’s Chairman, John Shaw said today:

“We believe that this is a major step forward and a strong result for our shareholders. In addition to a significant premium, this proposal provides operational diversification, increased financial strength and the ability to exploit the significant exploration and development opportunities that we have. It also allows our shareholders to benefit from the upside that ownership of shares in IAMGOLD offers in a strong gold market,”

IAMGOLD Corporation President and CEO Mr. Joseph Conway described the combination of assets and the addition of Gallery’s management team as an outstanding opportunity.

“The combination of IAMGOLD Corporation with Gallery is a great fit. Gallery shareholders get an attractive price for their shares as well as the upside of participation in our growth moving forward. IAMGOLD Corporation shareholders get the benefit of Gallery’s growing production and resource base as well as access to Gallery’s highly regarded management team.“

“I am sure that this will be a win - win deal for shareholders of both companies and I am looking forward to working with the new team. We will work towards maximizing returns from our existing assets and continuing to grow our production base as quickly and efficiently as possible.”

Scheme Details
IAMGOLD Corporation and Gallery have today signed the Implementation Agreement under which each party has agreed to take the steps necessary to implement the scheme.

A summary of the conditions precedent to the scheme and certain other key provisions of the Implementation Agreement is contained in annexure A to this announcement.

In connection with the scheme, a mutual break fee of A$2.6 million may be payable in certain circumstances and Gallery has provided a no solicitation covenant in standard terms.

Further information about the proposed scheme is available on the Gallery and IAMGOLD Corporation websites (see www.gallerygold.com.au and www.iamgold.com).

Shareholder Option
IAMGOLD Corporation has today entered into an Option Deed with Lion Selection Group in relation to Lion’s 18.8% shareholding in Gallery. Under the Option Deed, if a higher competing offer emerges, IAMGOLD Corporation has the ability, subject to certain conditions, to acquire Lion’s shares for a consideration equal to the highest price offered by a third party for all of the shares in Gallery.

A summary of the Option Deed is contained in annexure B to this announcement.

4  Pro forma estimated 2006 annual production of the Combined Group
5  Pro forma Combined Group as at 30 September 2005

Timetable
Documentation to go to Gallery shareholders in connection with the scheme (including an independent expert’s report by KPMG Corporate Finance for the benefit of Gallery’s shareholders) is currently being prepared.

It is expected that a meeting of Gallery shareholders will be held in late February 2006 to vote on the proposed scheme. Assuming that Gallery shareholders approve the scheme, final implementation is likely to occur in March 2006.

Gallery is being advised by Euroz Securities Limited and Blake Dawson Waldron. IAMGOLD is being advised by Gresham Advisory Partners Limited, National Bank Financial and Freehills.

Released for and on behalf of IAMGOLD Corporation and Gallery Gold Ltd.

For further information please contact either:

Name	Company	Contact
Joe Conway	IAMGOLD Corporation	+1 416 360 4710
Lisa Doddridge	IAMGOLD Corporation	+1 416 360 4740
Hamish Bohannan	Gallery Gold Limited	+618 9321 8643
David Griffiths	Gryphon Management Australia Pty Ltd	+618 9382 8300 or +61 419 912 496

CONFERENCE CALL

A joint conference call will take place on Monday December 5, 2005 at 5:30 pm EST. Local call in number: 416-644-3424, N.A. Toll-free: 1-800-814-4941 and Australia Toll-free: 011-800-0022-8228. This conference call will also be audiocast on our website (www.iamgold.com).

The webcast of the accompanying presentation will be available on our website (www.iamgold.com) or at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1324400 .

A replay of this conference call will be available from approximately 7:30 pm December 5-12, 2005 by dialing local: 416-640-1917, passcode: 21167081# and N.A. toll-free: 1-877-289-8525, passcode: 21167081#. A replay will also be available on IAMGOLD’s website.

Please note: This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Annexure A

Summary of Conditions and key terms of Implementation Agreement

Gallery and IAMGOLD Corporation have signed an Implementation Agreement dated 5 December 2005 which imposes obligations on the parties to proceed with the proposed merger.

Conditions

Implementation of the scheme is subject to a number of conditions precedent, including:

•    (board recommendation) the Gallery board of directors not changing or withdrawing its recommendation to Gallery shareholders to vote in favour of the scheme and all resolutions (if any) incidental to the scheme;

•    (takeover proposal for Gallery) no superior takeover or similar proposal being made or announced by a third party to acquire or merge with Gallery (or any of its subsidiaries) or to acquire 20% or more of Gallery’s voting shares;

•    (takeover proposal for IAMGOLD Corporation) no recommended takeover or similar proposal being made or announced by a third party to acquire or merge with IAMGOLD Corporation (or any of its subsidiaries) or to acquire 50% or more of Gallery’s voting shares;

•    (orders convening meeting) the Court ordering the convening of the scheme meeting;

•    (shareholder approval) approval of the scheme by Gallery shareholders;

•    (court approval) approval of the scheme by the court in accordance with section 411(4)(b) of the Corporations Act;

•    (lodgement of court order) lodgement of the court order approving the scheme with ASIC;

•    (stock exchange approvals) approval of the Australian Stock Exchange for listing of IAMGOLD Corporation and quotation of Chess Depositary Interests for IAMGOLD Corporation, and approval of the Toronto Stock Exchange and American Stock Exchange for quotation of new IAMGOLD Corporation shares to be issued as scheme consideration is obtained;

•    (regulatory approvals) approval from regulatory bodies and government agencies which are necessary to implement the scheme;

•    (no restraint affecting implementation): no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing implementation of the scheme;

•    (no Gallery material transactions) there being no “material transactions” (ie. transactions not in the ordinary course of business or, individually or when aggregated with related transactions has a value or involves a liability or expenditure of $2,000,000 or more) affecting Gallery undertaken without IAMGOLD Corporation’s prior consent;

•    (no prescribed event) no “prescribed event” occurring in relation to Gallery or IAMGOLD Corporation prior to the second court hearing date;

•    (no material adverse change) there being no event which could have a material adverse effect on the structure, business, assets, liabilities, operations, financial or trading position or performance and prospects of Gallery or IAMGOLD Corporation;

•    (third party consents) all third party consents being granted or obtained in respect of implementation of the scheme;

•    (warranties) there being no breach of warranties under the Implementation Agreement by Gallery or IAMGOLD Corporation; and

•
(Gallery options) IAMGOLD Corporation having acquired all of the outstanding options to subscribe for Gallery shares, or all such options have been exercised or cancelled, prior to the second court hearing date.

No solicitation

Gallery has agreed not to solicit any competing offer or proposal from any third party to acquire 20% or more of Gallery shares, or otherwise merge or combine businesses with Gallery or any of its subsidiaries.

Gallery has also agreed to notify IAMGOLD Corporation of any approaches from such third parties (subject to any conflicting confidentiality obligations).

Break fee

Gallery has agreed to pay IAMGOLD Corporation $2,600,000 by way of reimbursement of costs if:

•    a “prescribed event” occurs having a material adverse effect on Gallery;

•    Gallery’s board fails to recommend unanimously the scheme or any Gallery director withdraws their recommendation, other than because of a matter which has a material adverse effect on IAMGOLD Corporation;

•    a takeover or similar proposal for Gallery is made or announced by a third party to acquire or merge with Gallery (or any of its subsidiaries) or to acquire 20% or more of Gallery’s voting shares, and that proposal has not been withdrawn or expired prior to the scheme meeting and Gallery shareholders vote against the scheme; or

•    the scheme has not become effective by 30 April 2006 as a consequence of non-compliance by Gallery with the Implementation Agreement.

IAMGOLD Corporation has agreed to reimburse Gallery $2,600,000 of its costs if:

•    a “prescribed event” occurs having a material adverse effect on IAMGOLD Corporation;

•    a takeover or similar proposal, which is recommended by the board of directors of IAMGOLD Corporation, is made or announced by a third party to acquire or merge with IAMGOLD Corporation (or any of its subsidiaries) or to acquire 50% or more of Gallery’s voting shares, and that proposal has not been withdrawn or expired prior to the scheme meeting and Gallery shareholders vote against the scheme; or

•    the scheme has not become effective by 30 April 2006 as a consequence of non-compliance by IAMGOLD Corporation with the Implementation Agreement.

In each case, these obligations are subject to various exceptions, and are also subject to compliance with law and any finding of the Australian Takeovers Panel in relation to “unacceptable circumstances”.

This annexure is a summary only of certain provisions of the Implementation Agreement. The full terms and conditions of the Implementation Agreement will be set out in a separate announcement to the ASX.

Annexure B

Key terms of the Option Deed between IAMGOLD Corporation and Lion

IAMGOLD Corporation and Lion have today entered into an option deed pursuant to which Lion has granted IAMGOLD Corporation an option to acquire 108,287,535 ordinary shares in Gallery (ie. approximately 18.8%) from Lion.

The option may only be exercised if:

•
prior to exercise of the option, an alternative proposal has been announced offering value that is higher than the consideration being offered under the scheme (Higher Alternative Proposal) and there is no matching alternative proposal from IAMGOLD Corporation;

•    IAMGOLD Corporation notifies the ASX that it does not propose to match the Higher Alternative Proposal; and

•    Lion has obtained certain approvals required to receive consideration for the exercise of the option.

If the option is exercised, Lion will receive IAMGOLD Corporation shares of a value equal to the value of the Higher Alternative Proposal.

Subject to the foregoing, the option may be exercised between 5 business days and I business day prior to:

•    in the case of a Higher Alternative Proposal comprising a takeover bid -the close of the bid or;

•    in the case of a Higher Alternative Proposal which is not a takeover bid - the date of the relevant Gallery shareholders’ meeting.

If the scheme is not approved by shareholders or the court, and no Higher Alternative Proposal has been announced, the option will immediately lapse. The option also lapses on the earlier of:

•	the end of the abovementioned periods; or

•	31 March 2006, unless a Higher Alternative Proposal has been announced with a value at that date of greater than 46 cents per Gallery share.

This annexure is a summary only of certain provision of the Option Deed. The full terms and conditions of the Option Deed will be attached to a Form 603 “Notice of Initial Substantial Holder” by IAMGOLD Corporation.